- 2 -
       This Sticker Supplement is dated June 15, 2006 and updates information about purchased properties that is contained in the Prospectus dated October 20, 2005 of AEI Income & Growth Fund 26, as supplemented by Supplement No. 3 dated May 24, 2006. Since May 24, 2006, we have purchased the following property:

Property

        Advance  Auto - Middletown, Ohio.  On June  1,  2006,  we
purchased a 55% interest in an Advance Auto Parts store in Middletown, Ohio for approximately $1,001,220 from an unrelated third party. The property is leased to Advance Stores Company, Inc. under a lease agreement with a remaining primary term of
13.2 years, which may be renewed for up to three consecutive terms of five years. The lease requires annual base rent of $71,679, which will increase 10% on July 22, 2014. The Lease is a triple net lease under which the tenant is responsible for all real estate taxes, insurance, maintenance, repairs and operating expenses of the property. The landlord is responsible for repairs to the structural components of the building, except for the roof, which is the tenant's responsibility. The remaining interest in the property was purchased by AEI Income & Growth Fund 24 LLC, an affiliate of AEI Fund 26.

        The store was constructed in 2004 and is a 6,880 square foot building situated on approximately .88 acres. The store is located at 65 North University Boulevard in Middletown, which is situated on Interstate 75 between Cincinnati and Dayton. The store is surrounded by single family housing and retail businesses that support the local community. The population within a five-mile radius is approximately 75,000, with an average household income of over $54,000.

        Advance Auto Parts, Inc. reports that it conducts all of its operations through its wholly owned subsidiary, Advance Stores Company, Inc. As the parent company of the tenant, Advance Auto Parts does not guarantee the lease and is not responsible for any lease obligations. Advance Auto Parts, headquartered in Roanoke, Virginia, is the second-largest retailer of automotive aftermarket parts, accessories, batteries, and maintenance items in the United States, based on store count and sales. The Company serves both the do-it-yourself and professional installer markets. As of December 31, 2005, the Company operated 2,872 stores in 40 states, Puerto Rico, and the Virgin Islands. For the fiscal year ended December 31, 2005, Advance Auto Parts reported a net worth of approximately $920 million, net sales of approximately $4.3 billion, and net income of approximately $235 million. Advance Auto Parts is traded on the New York Stock Exchange under the symbol AAP and files reports with the SEC that are available on-line at the SEC's web site (www.sec.gov).